UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 as to Lyr, Ltd. and Amendment 17
as to William T. Comfort, III )*

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55235L 203
(CUSIP Number)

William T. Comfort, III
127-131 Sloane Street
4th Floor, Liscartan House
London, SW1X 9AS, United Kingdom
44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. [Note to Rich: Per this note, we think you can remove the tables on the cover page because it does not alter the disclosures provided in a prior cover page.]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE:

This Amendment No. 1 to Schedule 13D filed by Lyr, Ltd. and Amendment No. 17 to Schedule 13D filed by William T. Comfort, III (“Amendments”) are being filed solely to correct a typographical error in Item 3 of that Schedule 13D initially filed on October 29, 2012 by Lyr, Ltd. and Amendment No. 15 to Schedule 13D filed on October 29, 2012 by William T. Comfort, III (“Original Filings”), with respect to the aggregate purchase price of shares of Series A Preferred Stock of Lyris, Inc. Except for the foregoing changes, the Amendments do not modify or amend the Original Filings and all other information in the Original Filings, including the cover page of the Original Filings, remains unchanged.

Item 3 is hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

On October 17, 2012, Lyr, Ltd. A Bermuda Corporation , of which Mr. Comfort is Chairman, acquired, 2,000,000 shares of the Issuer’s Preferred Stock in a private purchase. The aggregate purchase price of $5,000,000 was paid from the working capital funds of Lyr, Ltd. Mr. Comfort has sole voting an dispositive power of such shares held by Lyr, Ltd.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Lyr, Ltd.

Dated:	January 22, 2013	By:	/s/	William T. Comfort, III
William T. Comfort, III
Investment Advisor

WILLIAM T. COMFORT, III

Dated:	January 22, 2013	/s/ William T. Comfort, III